Exhibit (a)(1)

5425 Wisconsin Avenue

Chevy Chase, Maryland 20815

March 1, 2007

To the Stockholders of The Mills Corporation:

We are pleased to inform you that The Mills Corporation and The Mills Limited Partnership entered into a merger agreement with a joint venture of Simon Property Group, L.P. and certain funds managed by Farallon Capital Management, L.L.C. (the “Offeror”). Under the terms of the merger agreement, Purchaser has commenced a tender offer today to acquire all of the outstanding shares of common stock of Mills for $25.25, net to the seller in cash. The tender offer is subject to certain conditions, including the tender of a sufficient number of shares of Mills common stock so that Purchaser, Simon and Farallon collectively own a majority of the outstanding shares of Mills common stock on a fully diluted basis. Following the completion of the tender offer, a wholly owned subsidiary of Purchaser will merge with and into Mills, and all remaining outstanding shares of Mills common stock will be converted into the right to receive $25.25 in cash per share.

The tender offer will expire on March 28, 2007, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.

The Mills board of directors has determined that the merger agreement, the tender offer and the merger are advisable and in the best interest of the Mills stockholders, and recommends that Mills stockholders ACCEPT the tender offer and tender their shares of Mills common stock in the tender offer.

In arriving at its recommendation, the Mills board of directors carefully considered a number of factors. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Purchaser’s offer to purchase, dated March 1, 2007, letter of transmittal and related documents. Those documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Mills common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

Since we began our review of strategic alternatives in February 2006, the Mills board of directors has been working to secure maximum value for stockholders. We believe that this tender offer is the best result for our stockholders and our company, and we thank you for the support that you have given to Mills over the years.

Very truly yours,

Mark S. Ordan
Chief Executive Officer and President